                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                Brightpoint, Inc.
--------------------------------------------------------------------------------
                            (Name of subject company)

    Options under Brightpoint, Inc. 1994 Stock Option Plan, 1996 Stock Option Plan and Non-Employee Directors Stock Option Plan to Purchase Common Stock,
                            Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                 Not Applicable*
--------------------------------------------------------------------------------
                      (CUSIP number of class of securities)

                                Robert J. Laikin
                      Chairman and Chief Executive Officer
                                Brightpoint, Inc.
                              6402 Corporate Drive
                           Indianapolis, Indiana 46278
                                 (317) 297-6100
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy To:

                             Robert J. Mittman, Esq.
                                Ethan Seer, Esq.
                        Blank Rome Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                            Telephone: (212) 885-5000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation (1)             Amount of Filing Fee
--------------------------------------------------------------------------------
                 $770,612                               $154.12
--------------------------------------------------------------------------------


(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,888,334 shares of common stock of Brightpoint, Inc. having an aggregate value of $387,914 as of August 21, 2001, will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes cash consideration to be paid by Brightpoint, Inc., assuming all such options are exchanged and cancelled pursuant to this offer, of $382,698. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount previously paid:    Not applicable            Filing Party:     Not applicable.

         Form or Registration No.   Not applicable.           Dated Filed:      Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.
         [X]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 109473 10 8.

ITEM 1.       SUMMARY TERM SHEET

                  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 31, 2001 ("Offer to Exchange"), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Brightpoint, Inc., a Delaware corporation (the "Company") and the address of its principal executive office is 6402 Corporate Drive, Indianapolis, Indiana 46278. The telephone number at that address is (317) 297-6100. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Brightpoint") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company, to its employees (which includes employees of majority-owned or wholly-owned subsidiaries of the Company) and members of the Board of Directors ("Directors") of the Company, to exchange all options to purchase shares of its common stock, par value $.01 per share ("Common Stock") outstanding under the Company's 1994 Stock Option Plan (the "1994 Plan"), 1996 Stock Option Plan (the "1996 Plan") and Non-Employee Directors Stock Option Plan (the "Director Plan") having (i) a grant date prior to March 1, 2001, and (ii) an exercise price in excess of $10.00 (the "Options"), for (a) a cash payment in the amount set forth in the Offer to Exchange (the "Cash Payment"), and for (b) new options that will be granted under either (y) the 1994 Plan for those tendering optionholders who are officers (i.e., the Chief Executive Officer; President and Chief Operating Officer; Executive Vice President, Chief Financial Officer and Treasurer; Executive Vice President, General Counsel and Secretary of Brightpoint, Inc., collectively the "Officers") or Directors of the Company or (z) the 1996 Plan for those tendering optionholders who are neither Officers nor Directors of the Company (the "New Options") in the amounts, on the terms and subject to the conditions set forth in the Offer to Exchange. Consultants of the Company, who are not employees, are not eligible to participate in the Offer to Exchange. Further, an employee or Director who has received or who will receive a grant of options from the Company under any of its stock option plans from March 1, 2001 through the cancellation date of the Options tendered for exchange, will not be eligible to participate in this Offer to Exchange, regardless of whether they have Options which may otherwise be eligible for tender pursuant to the Offer to Exchange. As of August 31, 2001 there were Options to purchase 2,888,334 shares of the Company's Common Stock outstanding and eligible for tender pursuant to the Offer to Exchange.

                  The number of shares of Common Stock subject to the New Options will be equal to one-third of the shares of Common Stock subject to the Options tendered and accepted by Brightpoint for cancellation pursuant to the Offer to Exchange, rounded up to the nearest whole share. In order to be eligible to receive the Cash Payment from the Company for the Options elected to be exchanged, a participant must be an employee of the Company or its majority-owned or wholly-owned subsidiaries or a Director of the Company on the date set for cancellation and purchase of the Options by the Company. In order to be eligible for the New Options, a participant must be an employee of the Company or its majority-owned or wholly-owned subsidiaries or a Director of the Company from the date set for cancellation and purchase of the Options by the Company through the date of grant of the New Options. The information set forth in the Offer to Exchange on the introductory pages and under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"),
                  Section 6 ("Acceptance of Options for Cancellation and Repurchase; Issuance of new Options") and Section 9 ("Source and Amount of Consideration; Terms of the New Options") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
                  Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.       TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Eligibility"), Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Electing to Exchange Options"), Section 5 ("Withdrawal Rights"), Section 6 ("Acceptance of Options for Cancellation and Repurchase; Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) Directors and officers of the Company are eligible to participate in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference. The 1994 Plan, 1996 Plan and Director Plan, attached hereto as Exhibit (d)(1), and the Form of Option Agreement for each of the 1994 Plan and 1996 Plan attached hereto as Exhibit (d)(2), contain information regarding the subject securities.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)      The information set forth in the Offer to Exchange under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
                  Section 6 ("Acceptance of Options for Cancellation and Repurchase; Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c)      The information set forth in the Offer to Exchange under
                  Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)      The information set forth in the Offer to Exchange under
                  Section 9 ("Source and Amount of Consideration; Terms of the New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Not applicable.

         (d)      Not applicable.

ITEM 8.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

         (b)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") is incorporated herein by reference.

ITEM 9.       PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Not applicable.

ITEM 10.      FINANCIAL STATEMENTS.

         (a)      The information set forth in the Offer to Exchange under
                  Section 10 ("Information Concerning Brightpoint"), pages F-1 and F-3 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 ("Annual Report"), pages 23 through 59 of Exhibit 13 to the Company's Annual Report and pages 3 through 13 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 ("Quarterly Report"), is incorporated herein by reference. Copies of the Company's Annual Report and Quarterly Report are available over the Internet at the world wide web site of the Securities and Exchange Commission ("SEC") at http://www.sec.gov. In addition, copies of the Company's Annual Report and Quarterly Report, excluding exhibits (other than exhibit 13 to the Annual Report), may be obtained free of charge upon request to the Company and may be inspected and copied free at the Company's principal executive offices. Copies of exhibits to the Company's Annual Report and Quarterly Report may be obtained for a nominal charge, except for exhibit 13 to the Annual Report, which will be provided with the Annual Report free of charge.

         (b)      Not applicable.

ITEM 11.      ADDITIONAL INFORMATION.

         (a)      The information set forth in the Offer to Exchange under
                  Section 11 ("Interests of Directors and Officers; Transactions and Agreements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12.      EXHIBITS.

         (a)      (1)     Offer to Exchange, dated August 31, 2001.

                  (2) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated August 31, 2001.

                  (3)     Form of Letter of Transmittal.

                  (4)     Form of Notice of Withdrawal from the Offer.

                  (5)     Form of Agreement to Grant Stock Options.

                  (6)     Form of Written Notice to Participating Optionholders.

                  (7) Brightpoint, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the SEC on March 30, 2001 (incorporated herein by reference).

                  (8) Brightpoint, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 (incorporated herein by reference).

         (b)      Not applicable.

         (d)      (1)     (A) Brightpoint, Inc. 1994 Stock Option Plan
                          (incorporated herein by reference to Exhibit 10.1 filed with the Company's Registration Statement on form S-8 (File no. 333-87863), filed with the SEC on September 27, 1999).

                           (B) Brightpoint, Inc. 1996 Stock Option Plan.

                           (C) Brightpoint, Inc. Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1, (File no 33-75148), filed with the SEC on February 10, 1994).

                  (2) (A) Form of Option Agreement for Officers pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;

                           (B) Form of Option Agreement for Directors pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;

                           (C) Form of Option Agreement for employees pursuant to the Brightpoint, Inc. 1996 Stock Option Plan;

                  (3) Form of Agreement between Brightpoint and certain Officers for valuation of August 2001 Options under existing employment agreements, as amended.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     BRIGHTPOINT, INC.

                                     /s/ Robert J. Laikin
                                     -----------------------------------------
                                     Robert J. Laikin
                                     Chairman of the Board and Chief Executive
                                     Officer

Date:    August 31, 2001

                                INDEX TO EXHIBITS



EXHIBIT NUMBER                            DESCRIPTION
---------------   --------------------------------------------------------------
(a)      (1)      Offer to Exchange, dated August 31, 2001.

         (2) Memorandum from Robert J. Laikin, Chairman of the Board and Chief Executive Officer of Brightpoint, Inc., to Brightpoint, Inc. employees and Directors dated August 31, 2001.

         (3)      Form of Letter of Transmittal.

         (4)      Form of Notice of Withdrawal from the Offer.

         (5)      Form of Agreement to Grant Stock Options.

         (6)      Form of Written Notice to Participating Optionholders.

         (7) Brightpoint, Inc. Annual Report on Form 10-K/A for the year ended December 31, 2000, filed with the SEC on March 30, 2001 (incorporated herein by reference).

         (8) Brightpoint, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001 (incorporated herein by reference).

(b)      Not applicable.

(d)      (1)      (A)     Brightpoint, Inc. 1994 Stock Option Plan (incorporated
                  herein by reference to Exhibit 10.1 filed with the Company's
                  Registration Statement on form S-8 (File no. 333-87863), filed with the SEC on September 27, 1999).

                  (B)     Brightpoint, Inc. 1996 Stock Option Plan.

                  (C) Brightpoint, Inc. Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.2 filed with the Company's Registration Statement on Form S-1, (File no 33-75148), filed with the SEC on February 10, 1994).

         (2)      (A)     Form of Option Agreement for Officers pursuant to the
                  Brightpoint, Inc. 1994 Stock Option Plan;

                  (B) Form of Option Agreement for Directors pursuant to the Brightpoint, Inc. 1994 Stock Option Plan;

                  (C) Form of Option Agreement for employees pursuant to the Brightpoint, Inc. 1996 Stock Option Plan;

         (3) Form of Agreement between Brightpoint and certain Officers for valuation of August 2001 Options under existing employment agreements, as amended.

(g)      Not applicable.

(h)      Not applicable.